                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of The
                         Securities Exchange Act of 1934

For the month of July 2002                        Commission File Number 1-15106


                      PETROLEO BRASILEIRO S.A. - PETROBRAS
             (Exact name of registrant as specified in its charter)



                         Avenida Republica do Chile, 65
                         20035-900 - Rio de Janeiro - RJ
                                     Brazil
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X     Form 40-F ___
                      ---



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes        No  X
                ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b). 82-      .)
                                                 ------

                                     [LOGO]

                                   PETROBRAS

--------------------------------------------------------------------------------
PETROBRAS ANNOUNCES FIRST QUARTER 2002 RESULTS
(Rio de Janeiro - June 28, 2002) - PETROLEO BRASILEIRO S.A. - PETROBRAS today announced its consolidated results stated in U.S. Dollars, prepared in accordance with U.S. GAAP.
--------------------------------------------------------------------------------

..    Consolidated sales of products and services and net operating revenues for
     the first quarter of 2002 (1Q2002) totaled U.S.$ 7,476   million and
     U.S.$ 4,729 million, respectively, primarily reflecting the decline in oil products prices in the international market. During the first quarter of 2001 (1Q2001) consolidated sales of products and services and net operating revenues were U.S.$ 9,335 million and U.S.$ 6,554 million, respectively.

..    Consolidated net income for 1Q2002 was U.S.$ 613 million, as compared to a net income of U.S.$ 1,221 million for lQ2001. This figure was primarily impacted by the lower prices of oil products in the international market and a 3.4% decrease in sales volumes in the domestic market.

..    Adjusted EBITDA for 1Q2002 was U.S.$ 1.4 billion as compared to U.S.$ 2.5 billion for 1Q2001, mainly as a result of a decrease in consolidated net income.

..    Earnings per share for 1Q2002 decreased to U.S.$ 0.56 per share, as compared to U.S.$ 1.12 per share for 1Q2001.

..    In 1Q2002, oil, NGL and natural gas production reported a    year-over-year
     increase of approximately 10% when compared to lQ2001, reaching a quarterly average of 1,807 thousand barrels/day. In March 2002, PETROBRAS posted a new record in the monthly output of oil and NGL in Brazil with an average of 1,501 thousand barrels/day, with 81% coming from the Campos Basin. Total quarter-over-quarter production was up by 9%.

PETROBRAS S.A                                    [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------
COMMENTS FROM THE PRESIDENT, MR. FRANCISCO GROS

The first quarter of 2002 marked the beginning of PETROBRAS' operation in a totally deregulated Brazilian fuel market.

At the same time, PETROBRAS' quarterly earnings, consistent with the international oil industry, were strongly impacted by the reduction in international crude oil and oil product prices.

Operational Highlights:

As of January 1, 2002, the Brazilian fuel market was deregulated in line with Law 9,478 (the Petroleum Law) of August 06, 1997 and Law 9,990 dated July 21, 2001. Essentially, this means that other companies are now able to produce and sell crude oil and oil products in the domestic market, as well as conduct their own import and export operations. This has already been reflected in the 3.4% decline in domestic sales volumes of oil products, (1Q2002 over 1Q2001) primarily due to a decrease in naphtha imports in the petrochemical sector.

In lQ2002, the domestic output of oil and NGL grew approximately 11% when compared to lQ2001, reaching an average of 1,489 thousand barrels/day during the quarter.

In March 2002, PETROBRAS reported an all-time record production of oil and NGL in Brazil with an average of 1,501 thousand barrels/day, 81% of which came from the Campos Basin. Crude oil exports registered an average of 160 thousand barrels/day in lQ2002, an increase of 65% when compared to lQ2001. Net crude oil and oil product imports totaled 130 thousand barrels/day, a period-to-period decline of 46%.

The proportion of national crude in refinery throughput reached 81% in 1Q2002, an increase of 1% compared to 1Q2001, thus implying a better cost structure profile.

There was a significant increase of 78% (over lQ2001) in service volume related to natural gas carried by TBG - controlled by Gaspetro - which operates the Bolivia-Brazil pipeline.

1Q2002 capital expenditures were U.S.$ 1,100 million, representing a growth of 15% over lQ2001.

Financial Highlights:

Despite the highly volatile nature of the capital markets, PETROBRAS' through its subsidiary PIFCO, issued US$ 500 million in Senior Notes with a five-year maturity. The price established for this operation resulted in a yield of 9.125% and the issuance was rated Baa1 -Investment Grade, by Moody's Investor Services.

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------
FINANCIAL DATA

                                Financial Highlights

                                                                                   U.S. $ million
                                                                            (except earning per share or
                                                                              unless otherwise noted)
                                                                              -----------------------
                                                                                   First quarter

       4Q -2001       Income statement data                                       2002          2001
       --------       ---------------------                                       ----          ----
          8,092       Sales of products and services                             7,476         9,335
          5,624       Net operating revenues                                     4,729         6,554
          2,082       Income from operations/(1)/                                1,874         2,374
            529       Financial income(expense),net                                120          (306)
            143       Net income                                                   613         1,221
           0.13       Basic and diluted earnings per common and preferred share   0.56          1.12

                      Other data
                      ----------
           43.0       Gross margin(%)/(2)/                                        47.6          51.8
           37.1       Operating margin (%)/(3)/                                   39.6          36.2
            2.5       Net margin (%)/(4)/                                         13.0          18.6
             22       Adjusted EBITDA (%)/(5)/                                   1,379         2,486
             33       Net debt/(net debt + stockholders' equity)(%)                 37            31
             64       Debt to equity ratio (%)/(6)/                                 66            64

(1) Income from operations is calculated as net operating revenues (before elimination of intersegment revenues) less: cost of sales, depreciation, depletion and amortization, exploration, including dry holes, and impairment for the Exploration and Production, Supply, Distribution, Gas and Energy, and International Segments.

(2) Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.

(3) Operating margin is calculated as income from operations divided by net operating revenues.

(4)    Net margin is calculated as net income divided by net operating revenues.

(5) Adjusted EBITDA is calculated as income before income taxes and minority interest less: financial income, equity in results of non-consolidated companies, monetary and exchange variation on monetary assets and liabilities, net, plus financial expense and depreciation, depletion and amortization.

(6) Debt to equity ratio is calculated as current liabilities plus long-term liabilities divided by the sum of total liabilities and total stockholders' equity

                                                              U.S. $ million
                                           (except earnings per share or unless otherwise noted)

Balance sheet data                          31.03.2002      31.12.2001       *%      31.03.2001
------------------                          ----------      ----------       --      ----------
Total assets                                 37,119          36,864          0.7       37,077
Total debt/(1)/                              14,124          14,010          0.8       12,158
   Current                                    2,813           3,019         -6.8        4,218
   Long-term                                 11,311          10,991          2.9        7,940
Net debt/(2)/                                 7,529           6,500         15.8        6,085
Stockholders' equity/(3)/                    12,656          13,247         -4.5       13,271
Total capitalization/(3)//(4)/               26,780          27,257         -1.8       25,429

* denotes symmetric difference

(1) Total debt Includes short-term debt, long-term debt, capital lease obligations and project financings.

(2) Net debt is calculated as total debt less cash and cash equivalents. At December 31, 2001 and at March 31, 2002, this item excludes Junior Notes in the amount of U.S.$150 million.

(3) Stockholders' equity includes a loss in the amount of U.S.$ 1,864 milllon, U.S.$ 1,867 million and U.S.$ 1,371 million, for the first quarter of 2002, the year ended December 31, 2001 and for the first quarter of 2001, respectively, related to an "Amount not recognize as net periodic pension cost".

(4)    Total capitalization means shareholders' equity plus total debt.

PETROBRAS S.A.

                                                [LOGO] PETROLEO BRASILEIRO S.A.
                                                       PETROBRAS

--------------------------------------------------------------------------------


OPERATING PERFORMANCE


                                                                           First Quarter
---------                                                              -------------------
4Q-2001                                                                   2002        2001
---------                                                              -------------------
          Average daily crude oil and gas production - Total
  1,397            Crude oil NGLs(Mbpd)/(1)/                             1,526       1,387
  1,572            Natural gas (Mmcfpd)                                  1,686       1,524

          Crude oil and NGL average sales price
          (U.S. dollars per bbl)
  14.58            Brazil                                                17.46       20.91
  19.15            International                                         19.18       24.29

          Natural gas average sales price (U.S. dollars, per Mcf)
   1.34            Brazil                                                 1.47        2.49
   1.98            International                                          1.66        3.29

          Lifting cost (U.S. dollars per boe)
                   Crude oil and natural gas - Brazil
   5.77                   Including government take/(2)/                  6.72        6.63
   2.91                   Excluding government take /2/                   3.43        3.33
   2.78            Crude oil and natural gas - International              1.97        2.24

          Refining cost (U.S. dollars per boe)
   0.73            Brazil                                                 0.97        1.21
   1.07            International                                          1.17        1.10

          Refining and marketing operations(Mbpd)

                   Brazil
  1,931                   Installed capacity                             1,931       1,931
  1,620                   Primary throughput                             1,662       1,596
     83%                  Utilization                                       85%         84%

                   International
     91                   Installed capacity                                91          60
     61                   Primary throughput                                60          29
     67%                  Utilization                                       66%         61%

          Domestic crude oil as % of total feedstock
     75   processed                                                         81          80

          Imports (Mbpd)
    268            Crude oil imports                                       216         146
    234            Oil product imports                                     215         378
    103            Crude oil exports                                       160          97
    180            Oil product exports                                     141         185
    ---                                                                    ---         ---
    219             Net imports                                            130         242

(1)  Includes production from shale oil reserves.

(2) Government take includes royalties, special government participation and rental of areas.

PETROBRAS S.A.

                                                [LOGO] PETROLEO BRASILEIRO S.A.
                                                       PETROBRAS

--------------------------------------------------------------------------------

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Price Regulation and Other Government Policies

PETROBRAS' financial condition and results of operations have been, and most likely will continue to be, substantially impacted by political and economic conditions internationally and in Brazil.

- Pre-January 2, 2002

Until January 2, 2002, when price deregulation was fully implemented, PETROBRAS' financial condition and results of operations reflected the effects of governmental policies that the Federal Government maintained, changed or implemented to address prevailing conditions in the Brazilian economy, including the level of inflation and the level of gross domestic product.

Because the regulation of crude oil and oil products prices was one of the tools available to the Federal Government for the control of inflation, the Federal Government periodically changed the prices at which PETROBRAS could sell its products based upon political and economic conditions in Brazil.

As a part of the deregulation of the Brazilian oil and gas sector, effective July 29, 1998, the Federal Government changed its price regulation policies. Under these policies, the Federal Government continued to establish PETROBRAS' sales prices until January 2, 2002, at which time price controls ended, in accordance with Law 9,990.

On July 29, 1998, the Federal Government introduced a program to calculate a realization price (Preco de Realizacao, or PR), for oil products sold by PETROBRAS, which was the basis on which the Company was required to calculate its net operating revenues. Net operating revenues were the sum of the products obtained by multiplying the realization price for each oil product by the volume of each such oil product sold. The amount obtained from subtracting net operating revenues from sales of products and services (net of value added and other taxes on sales and services) was recorded as the Parcela de Precos Especifica, or PPE, which was presented as an adjustment to sales of products and services. The amount of PPE for any period increased or decreased the balance of the Petroleum and Alcohol Account, and this process resulted in a decrease or increase in the net cash available to the Company.

The Federal Government, through PETROBRAS, reimbursed certain fuel transportation and other eligible costs, to PETROBRAS and distributors (including BR). These subsidies were gradually and completely phased out by December 31, 2001. The impact of PETROBRAS' role as administrator of these remaining subsidies was solely reflected in the Petroleum and Alcohol Account on PETROBRAS' balance sheet and in increases or decreases in that account on PETROBRAS' statement of cash flows.

- Post-January 2, 2002 regulations

Pursuant to the Oil Law and subsequent legislation, the market for crude oil and oil products in Brazil were deregulated, beginning January 2, 2002. As part of this action:

..    the Federal Government deregulated sales prices for crude oil and oil products, and as a consequence, the PPE was eliminated; and

..    the Brazilian government established the CIDE, a tax on the importation and sale of fuels established by Law 10,336 dated December 19, 2001. The CIDE is a per-transaction payment to the Federal Government at a set amount for different oil products based on the unit of measurement typically used for such products by producers, blenders and importers upon sale and purchase of specified oil and fuel products.

PETROBRAS S.A.

                                                [LOGO] PETROLEO BRASILEIRO S.A.
                                                       PETROBRAS

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2002 COMPARED TO THE FIRST QUARTER OF 2001

The comparison between PETROBRAS' results of operations has been impacted by the Real devaluation against the U.S. dollar, due to the fact that the average exchange rate of the first quarter of 2002 was 18.0% higher than the average exchange rate of the first quarter of 2001.

Revenues

Net operating revenues decreased 27.8% to U.S.$ 4,729 million for the first quarter of 2002, as compared to net operating revenues of U.S.$ 6,554 million for the first quarter of 2001. This decrease is primarily attributable to a decrease in international oil products prices from December 31, 2001 through March 31, 2002 and a 3.4% decrease in domestic sales volumes in the domestic market. This decrease was partially offset by an increase in sales volumes outside Brazil, which includes both international sales and exports.

Consolidated sales of products and services decreased 19.9% to U.S.$ 7,476 million for the first quarter of 2002, as compared to U.S.$ 9,335 million for the first quarter of 2001.

Included in sales of products and services are the following amounts which PETROBRAS collected on behalf of the federal or state governments:

..    Value added and other taxes on sales of products and services and social security contributions. These taxes decreased to U.S.$ 1,230 million for the first quarter of 2002, as compared to U.S.$ 2,529 million for the first quarter of 2001, primarily due to the decrease in sales of products and services and to the reduction in PASEP/COFINS charges during the first quarter of 2002, since the amounts paid as CIDE are permitted to be deducted from the amount over which the PASEP and COFINS are calculated;


..    CIDE, the newly instituted per-transaction tax due to the Federal
     Government which amounted to U.S.$ 1,517 million for the first quarter of 2002; and

..    PPE, which amounted to an expense of U.S. $252 million for the first quarter of 2001 and that was extinguished at the end of 2001.

Cost of sales

Cost of sales for the first quarter of 2002 decreased 21.6% to U.S. $ 2,476 million, as compared to U.S. $ 3,158 million for the first quarter of 2001. This decrease was mainly due to:

   . a decrease in imports amounting to U.S.$ 523 million, primarily as a result of the elimination of our legal obligation to import naphtha;

   . a decrease in the amount U.S.$122 million in government take (which includes royalties, special government participation and rental of areas) primarily attributable to a decrease in international oil products prices;

   . the effect of the devaluation of the Real against the U.S. dollar on our cost of sales as expressed in U.S. dollars, since a significant portion of our cost of sales is denominated in Reais; and

   . a decrease in the amount of approximately U.S.$ 84 million related to the 3.4% reduction of domestic sales volumes.

These decreases were partially offset by a net increase in cost from sales outside Brazil of approximately U.S.$ 28 million, attributable to an increase in PETROBRAS' sales volume in the international market, offset by a decrease in international oil products prices.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses decreased 38.0% to U.S.$ 402 million for the first quarter of 2002, as compared to U.S.$ 648 million for the first quarter of 2001. This decline was primarily attributable to the effect of the devaluation of the Real against the U.S. dollar and the reduction of approximately U.S.$ 159 million in abandonment costs, as a consequence of a revaluation of mineral reserves (crude oil and natural gas).

PETROBRAS S.A.

                                                [LOGO] PETROLEO BRASILEIRO S.A.
                                                       PETROBRAS

--------------------------------------------------------------------------------

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 52.3% to U.S. $ 99 million for the first quarter of 2002, as compared to U.S. $ 65 million for the first quarter of 2001. This increase was mainly caused by an increase of approximately U.S.$ 39 million in dry holes expenses, which were partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 4.6% to U.S. $ 453 million for the first quarter of 2002, as compared to U.S. $ 433 million for the first quarter of 2001.

Selling expenses increased 6.2% to U.S.$ 241 million to the first quarter of 2002, as compared to U.S.$ 227 million for the first quarter of 2001. Although partially offset by the effect of the devaluation of the Real on these expenses when expressed in U.S. dollars, this increase was primarily attributable to the following:

..    a U.S.$ 11 million charge for doubtful accounts and gas station improvements; and

..    an increase in the amount of U.S.$ 12 million in expenses related to technical consulting services in connection with PETROBRAS' increased outsourcing of selected non-core activities.

General and administrative expenses increased 2.9% to U.S.$ 212 million for the first quarter of 2002, as compared to U.S. $ 206 million for the first quarter of 2001. Although partially offset by the effect of the devaluation of the Real on these expenses when expressed in U.S. dollars, this increase was primarily attributable to an increase in the amount of U.S. $ 26 million in expenses related to technical consulting services in connection with PETROBRAS' increased outsourcing of selected non-core activities related to general and administrative activities.

Research and development expenses

Research and development expenses increased 22.6% to U.S.$ 38 million for the first quarter of 2002, as compared to U.S.$ 31 million for the first quarter of 2001. This increase is related to the increase in investments in programs for environmental safety and deepwater and refining technologies of approximately U.S.$ 11 million, which were partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies amounted to a loss U.S.$76 million for the first quarter of 2002, as compared to a gain of U.S.$l million for the first quarter of 2001. This decrease is mainly attributable to a loss of U.S.$72 million related to the effect of the devaluation of the Argentine Peso against the U.S. dollar, which impacted the result of PETROBRAS' equity investments in Argentina.

Financial income

Financial income decreased 30.2% to U.S.$ 287 million for the first quarter of 2002 as compared to U.S.$ 411 million for the first quarter of 2001. The decrease is primarily attributable to a reduction in financial interest income from short-term dollar based investments, which declined 42.1% to U.S.$ 165 million for the first quarter of 2002, as compared to U.S.$ 285 million for the first quarter of 2001, primarily due to the fact that the average exchange rate of the first quarter of 2002 was 18% higher than the average exchange rate of the first quarter of 2001.

Financial expense

Financial expense increased 11.0% to U.S.$ 212 million for the first quarter of 2002, as compared to U.S.$ 191 million for the first quarter of 2001. This increase was primarily attributable to the increase in the average balance of total debt to U.S.$ 14,067 million during the first quarter of 2002 as compared to U.S.$ 12,649 million during the first quarter of 2001. This increase was partially offset by the decrease in the international interest rates during the first quarter of 2002 as compared to the first quarter of 2001.

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------
Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities increased to an income of U.S. $ 45 million for the first quarter of 2002, as compared to an expense of U.S. $ 526 million for the same period of 2001. Approximately 88% of PETROBRAS' indebtedness was denominated in foreign currencies during the years of 2002 and 2001. Consequently, the differential is primarily attributable to the effect of a 9.5% devaluation of the Real against the U.S. dollar during the first quarter of 2001, as compared to a 0.1% devaluation of the Real against the U.S. dollar during the first quarter of 2002.

Employee benefit expense

Employee benefits expenses increased 62.4% to U.S. $ 151 million for the first quarter of 2002, as compared to U.S. $ 93 million for the first quarter of 2001. The increase is primarily attributable to an increase in the provision of U.S. $ 39 million due to the annual actuarial calculation of the pension plan liability and an expense of U.S. $ 33 million related to the migration process to the new pension plan. These increases were partially offset by the effect of the devaluation of the Real against the U.S. dollar.


Other expenses, net

Other expenses for the first quarter of 2002 decreased 72.0% to U.S. $ 60 million, as compared to an expense of U.S. $ 214 million for the same period of 2001. The most significant nonrecurring charges for first quarter of 2002 were:

..    a U.S. $ 48 million expense for contractual contingencies relating to thermoelectric plants; and

..    U.S. $ 20 million general advertising and marketing expenses unrelated to direct revenues.

The most significant nonrecurring charges for the first quarter of 2001 were:

..    a U.S. $ 95 million loss recorded in respect of the sinking of Platform
     P-36;

..    a U.S. $ 75 million allowance for doubtful accounts recorded with respect to advances to suppliers; and

..    U.S. $ 24 million general advertising and marketing expenses unrelated to direct revenues.

Income tax (expense) benefit

PETROBRAS recorded an income tax expense of U.S. $ 357 million for the first quarter of 2002, as compared to an expense of U.S. $ 376 million for the first quarter of 2001. This difference is primarily attributable to a decrease in income before income taxes and minority interest from U.S. $ 1,533 million for the first quarter of 2001, to U.S. $ 1,021 million for the first quarter of 2002, because income before income taxes and minority interest for the first quarter of 2001, included the U.S. $ 497 million in respect of insurance proceeds received as a result of the platform P-36 accident, which was not subject to income tax.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 6 to the PETROBRAS Audited Consolidated Financial Statements as of March 31 2002.

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------
THE PETROLEUM AND ALCOHOL ACCOUNT

The Petroleum and Alcohol Account - Receivable from Federal Government has been used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on PETROBRAS.

According to specific legislation applicable to the Petroleum and Alcohol Account up to December 31, 2001, PETROBRAS had the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable that increased and decreased the Petroleum and Alcohol Account.

Until December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price (PPE) generated by the sale of the majority of basic oil products.

On June 30, 1998, the Federal Government issued National Treasury Bonds - Series H in the name of PETROBRAS, which were placed with a federal depositary to support the balance of this account. The value of the outstanding Series H bonds as of March 31, 2002 was U.S.$66 million, at which time the balance of the Petroleum and Alcohol Account was U.S.$70 million.

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998. The movements in the Petroleum and Alcohol Account in the period July 1, 1998 to December 31, 2001, will be subject to audit by the National Petroleum Agency - ANP, and the results of the audit will be the basis for the settlement of the account with the Federal Government, which should be concluded during 2002, unless extended, in accordance with Provisional Measure No. 18 of December 28, 2001. PETROBRAS does not expect significant adjustments from the ANP audit of this period.

Considering the deregulation of the market and current legislation, as from January 2, 2002, PPE was extinguished and the Petroleum and Alcohol Account will no longer be used to reimburse expenses related with the supply of oil products and alcohol to PETROBRAS and third parties.

Law number 10,453, of May 13, 2002, article 7, authorized the ANP to order the settlement of amounts due to and from PETROBRAS arising from entries in the Petroleum and Alcohol Account covered in the relevant legislation and arising from events prior to December 31, 2001 as well as the settlement of debits relating to the program for equalizing the costs of sugarcane production in the North-East Region.

The following summarizes the changes in the Petroleum and Alcohol Account for the three-month period ended March 31, 2002:

                                                     U.S. $ million
                                                     March 31, 2002
                Beginning balance                               81
                Advances (Collections) of PPE                   (6)
                Reimbursements to third parties                 (4)
                Reimbursements to PETROBRAS                     (1)
                                                   ----------------
                Ending balance                                  70
                                                   ================

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------
BUSINESS SEGMENTS

The segment information included herein was prepared based on the same accounting policies reflected in the PETROBRAS Audited Consolidated Financial Statements and the Interim Consolidated PETROBRAS Financial Statements. Intersegment net revenues includes sales to external clients and intersegment sales based upon an internal transfer price established for transactions among the segments.

The following table sets forth by segment the consolidated operating revenues and income from operations (net operating revenues before elimination of intersegment revenues less: cost of sales; depreciation, deletion and amortization; and exploration, including dry holes), reflecting PETROBRAS' domestic and international activities for the three months ended March 31, 2002 and March 31, 2001.

                                      ------------------------------------------
                                                       U.S. $ million
                                      ------------------------------------------
                                         For the Three Months Ended March 31,
                                      ------------------------------------------
                                                       2002               2001
                                      -------------------------     ------------
Exploration and Production
     Net revenues to third parties                      132                 11
     Intersegment net revenues                        2,290              2,867
                                      -------------------------     ------------
     Total net operating revenues                     2,422              2,878
                                      =========================     ============
     Income from operations                           1,114              1,161
                                      =========================     ============
     Net income                                         617                575
                                      =========================     ============

Supply
     Net revenues to third parties                    2,639              4,400
     Intersegment net revenues                        1,268              1,383
                                      -------------------------     ------------
     Total net operating revenues                     3,907              5,783
                                      =========================     ============
     Income from operations                             545                960
                                      =========================     ============
     Net income                                         222                438
                                      =========================     ============

Distribution
     Net revenues to third parties                    1,549              1,776
     Intersegment net revenues                           30                 18
                                      -------------------------     ------------
     Total net operating revenues                     1,579              1,794
                                      =========================     ============
     Income from operations                             133                143
                                      =========================     ============
     Net income                                          15                 16
                                      =========================     ============

Gas and Energy
     Net revenues to third parties                      172                154
     Intersegment net revenues                           45                 38
                                      -------------------------     ------------
     Total net operating revenues                       217                192
                                      =========================     ============
     Income from operations                              52                 49
                                      =========================     ============
     Net income                                         (34)               (60)
                                      =========================     ============

International
     Net revenues to third parties                      237                213
     Intersegment net revenues                           20
                                      -------------------------     ------------
     Total net operating revenues                       257                213
                                      =========================     ============
     Income from operations                              30                 61
                                      =========================     ============
     Net income                                         (47)                18
                                      =========================     ============

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------
  PETROBRAS' income from operations (net operating revenues before elimination of intersegment revenues less: cost of sales; depreciation, depletion and amortization; and exploration, including exploratory dry holes) decreased to U.S. $ 1,874 million in the first quarter of 2002, as compared to U.S. $ 2,374 million for the first quarter of 2001,

  This decrease was largely due to a decrease in sales prices of oil products as discussed above.

  PETROBRAS' exploration and production, and supply activities in the first quarter of 2002 contributed to income from operations in the amount of U.S. $ 1,114 million and U.S. $ 545 million, respectively. During the same period, PETROBRAS' distribution, gas and energy and international segments contributed income from operations of U.S. $ 133 million, U.S. $ 52 million and U.S. $ 30 million, respectively.

  Exploration and production, and supply activities in the first quarter of 2001 contributed to income from operations in the amount of U.S. $ 1,161 million and U.S. $ 960 million, respectively. During the same period, PETROBRAS' distribution, gas and energy and international segments contributed income from operations of U.S. $143 million, U.S. $ 49 million and U.S. $ 61 million, respectively.

  Segment assets

                                                               U.S. $ million
                                        --------------------------------------
Segment                                      March 31, 2002  December 31,200l
-------                                 -------------------- -----------------
Exploration and production                           14,747            13,992
SupplY                                                9,239             8,682
Distribution                                          1,512             1,525
Gas and Energy                                        2,820             2,666
International                                         1,660             1,715
Corporate                                             8,528             9,885
Eliminations                                         (1,387)           (1,601)

                                        -------------------- -----------------
Total assets                                         37,119            36,864
                                        ==================== =================

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------

                              CAPITAL EXPENDITURES

In accordance with the objectives established in the strategic plan for 2001 - 2005, PETROBRAS continues to prioritize capital expenditures in the development of crude oil and natural gas production for its own account and through joint ventures. In line with its objective to increasing production, PETROBRAS signed 59 joint venture agreements to develop areas where PETROBRAS has already made commercial findings and to promote further exploration activity. Currently, 45 of these 59 joint ventures are operating. In 1Q2002, total capital expenditures were U.S.$ 1,100 million, representing an increase of 15% over capital expenditures made in 1Q2001.

                                   Activities
  --------------------------------------------------------------------
                                                      U.S.$ million
                                                         March 31,
                                                     2002        2001

  Domestic market
  .  Exploration and Production                        587        628
  .  Supply                                            165         92
  .  Distribution                                       29         17
  .  Gas and Energy                                     81         27
  .  Corporate                                          48         37
                                                  ---------   --------
                                                       910        801
                                                  ---------   --------

  Project Financings
  .  Albacora                                           32         16
  .  Espadarte / Voador / Marimba - EVM                 40         34
  .  Cabiunas                                            8         10
  .  Companhia Petrolifera Marlim                       34         57
  .  Others                                             10          3
                                                  ---------   --------
                                                       124        120
                                                  ---------   --------

                                                  ---------   --------
  Total domestic market                              1,034        921
                                                  ---------   --------

  International Market
  .  Exploration and Production                         63         36
  .  Supply                                              2          1
  .  Gas and Energy                                      1         --
                                                  ---------   --------
  Total international market                            66         37
                                                  ---------   --------

                                                  =========   ========
  Total capital expenditures                         1,100        958
                                                  =========   ========

..   Of the capital expenditures incurred during lQ2002, U.S. $ 711 million
    (65%) were directed to domestic exploration and production activities, which includes our exploration and production segment and our project financings.

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------

                          Selected Balance Sheet Data
              (in million of U.S. dollars, except for share data)

                                                     As of March          As of
                                                     -----------          -----
                                                             31,   December 31,
                                                             ---   ------------
                                                          2002            2001
                                                        --------         ------
                                                     (Unaudited)
Assets
------
Current assets
   Cash and cash equivalents                               6,445          7,360
   Accounts receivable, net                                2,966          2,759
   Inventories                                             2,622          2,399
   Other current assets                                    1,729          1,808
                                                    ------------   ------------
       Total current assets                               13,762         14,326

Property, plant and equipment, net                        19,924         19,179
   Investments in non-consolidated companies and
       other investments                                     497            499

Other assets
   Petroleum and Alcohol Account - Receivable from
       Federal Government                                     70             81
   Government securities                                     697            665
   Unrecognized pension obligation                           164            187
   Others                                                  2,005          1,927
                                                    ------------   ------------
       Total other assets                                  2,936          2,860

   Total assets                                           37,119         36,864
                                                    ============   =============

Liabilities and stockholders' equity
------------------------------------
Current liabilities
   Trade accounts payable                                  1,784          1,783
   Short-term debt                                           741          1,101
   Current portion of long-term debt                         761            940
   Project financings                                      1,020            680
   Capital lease obligations                                 291            298
   Dividends payable                                       1,004             93
   Other current liabilities                               2,901          3,149
                                                    ------------   ------------
       Total current liabilities                           8,502          8,044

Long-term liabilites
   Employees post retirement benefits                      3,468          3,380
   Project financings                                      3,110          3,153
   Long-term debt                                          6,336          5,908
   Capital lease obligations                               1,865          1,930
   Other liabilities                                       1,066          1,123
                                                    ------------   ------------
       Total long-term liabilities                        15,845         15,494

Minority interest                                            116             79

Stockholders' equity
   Shares authorized and issued:
   Preferred stock - 451,935,669                           2,459          1,882
   Common stock - 634,168,418                              3,761          2,952
   Reserves and other                                      6,436          8,413
                                                    ------------   ------------
       Total stockholders' equity                         12,656         13,247

   Total liabilities and stockholders' equity             37,119         36,864
                                                    ============   ============

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS
--------------------------------------------------------------------------------

                                Income Statement
                                   (Unaudited)
       (in millions of U.S. dollars, except for share and per share data)

                                                                       Three-month period ended
                                                                                March 31,
                                                                      --------------------------
      4Q-2001                                                                2002           2001
  -----------                                                         -----------    -----------
        8,092   Sales of products and services                              7,476          9,335
                Less:
                   Value-added and other taxes on sales and
       (2,017)      services                                               (1,230)        (2,529)
         (451)     Specific parcel price - PPE
                   CIDE                                                    (1,517)          (252)
  -----------                                                         -----------    -----------
        5,624   Net operating revenues                                      4,729          6,554

       (3,207)     Cost of sales                                           (2,476)        (3,158)
         (279)     Depreciation, depletion and amortization                  (402)          (648)
         (122)     Exploration, including exploratory dry holes               (99)           (65)
         (145)     Impairment
         (424)     Selling, general and administrative expenses              (453)          (433)
          (39)     Research and development expenses                          (38)           (31)
  -----------                                                         -----------    -----------
       (4,216)      Total costs and expenses                               (3,468)        (4,335)

          (31)     Equity in results of non-consolidated companies            (76)             1
          109      Financial income                                           287            411
         (224)     Financial expense                                         (212)          (191)
                   Monetary and exchange variation on monetary
          644        assets and liabilities, net                               45           (526)
         (351)     Employee benefit expense                                  (151)           (93)
          (69)     Other taxes                                                (73)           (74)
       (1,099)     Loss on government securities
         (146)     Other expenses, net                                        (60)          (214)
  -----------                                                         -----------    -----------
       (1,167)                                                               (240)          (686)
                Income before income taxes and minority
          241       interests                                               1,021          1,533
  -----------                                                         -----------    -----------
                Income tax expense:
         (244)     Current                                                   (334)          (338)
          268      Deferred                                                   (23)           (38)
  -----------                                                         -----------    -----------
           24       Total income tax expense                                 (357)          (376)

                Minority interest in (income) loss of consolidated
         (122)     subsidiaries                                               (51)            64
  -----------                                                         -----------    -----------
          143   Net income                                                    613          1,221
  ===========                                                         ===========    ===========
                Weighted average number of shares outstanding
  634,168,418      Common/ADS                                         634,168,418    634,168,418
  451,935,669      Preferred/ADS                                      451,935,669    451,935,669

                Basic and diluted earnings per share
         0.13      Common/ADS and Preferred/ADS                              0.56           1.12
  ===========                                                         ===========    ===========

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS
--------------------------------------------------------------------------------

                          Statement of Cash Flows Data
                                   (Unaudited)
                          (in millions of U.S. dollars)

                                                                                Three-month period ended March 31,
                                                                                ----------------------------------
 4Q-2001                                                                                2002                  2001
--------                                                                        ------------          ------------
               Cash flows from operating activities
     143        Net income for the period                                                613                 1,221
                Adjustments to reconcile net income to net cash provided by operating activities
     375          Depreciation, depletion and amortization                               444                   610
     157          Loss on property, plant and equipment                                   65                   635
   1,099          Loss on government securities
    (618)         Foreign exchange and monetary loss                                      98                   345
     (49)         Others                                                                 147                   (27)

                Decrease (increase) in assets
    (122)         Accounts receivable, net                                              (240)                  363
                  Petroleum and Alcohol Account-Receivable from
     608           Federal Government                                                     10                   230
     699          Inventories                                                           (229)                  (24)
     136          Advances to suppliers                                                  (79)                 (124)
                  Insurance receivable                                                                        (497)
     (52)         Interest receivable on government securities                                                 (59)
    (226)         Others                                                                  88                  (234)

                Increase (decrease) in liabilities
    (304)         Trade accounts payable                                                  25                  (323)
    (114)         Taxes payable, other than income taxes                                (283)                 (129)
    (367)         Other liabilities                                                       69                   491

--------                                                                        ------------          ------------
   1,365       Net cash provided by operating activities                                 728                 2,478
--------                                                                        ------------          ------------
               Cash flows from investing activities
  (1,382)       Additions to property, plant and equipment                            (1,100)                 (958)
     (81)       Others                                                                   (65)                  (53)

--------                                                                        ------------          ------------
  (1,463)      Net cash used in investing activities                                  (1,165)               (1,011)
--------                                                                        ------------          ------------
--------                                                                        ------------          ------------
   1,639       Cash flows from financing activities                                     (392)                 (622)
--------                                                                        ------------          ------------

   1,541       Increase (decrease) in cash and cash equivalents                         (829)                  845
--------                                                                        ------------          ------------

     742       Effect of exchange rate changes on cash and cash equivalents              (86)                 (598)

   5,077       Cash and cash equivalents at beginning of period                        7,360                 5,826

--------                                                                        ------------          ------------
   7,360       Cash and cash equivalents at the end of period                          6,445                 6,073
========                                                                        ============          ============

PETROBRAS S.A.                         [LOGO] PETROLEO BRASILEIRO S.A.
                                              PETROBRAS
--------------------------------------------------------------------------------

                          Income Statement by Segment

                                              Three-month period ended March 31, 2002
                                                           U.S.$ million

                                                  GAS
                                   E&P   SUPPLY    &    INTERN.  DISTRIB.  CORPOR.  ELIMIN.  TOTAL
                                                 ENERGY

STATEMENT OF INCOME

Net operating revenues to
third parties                       132   2,639    172      237     1,549                    4,729
Intersegment net operating
revenues                          2,290   1,268     45       20        30           (3,653)
                                 ------  ------  -----  -------  --------  -------  ------  ------
Net operating revenues            2,422   3,907    217      257     1,579           (3,653)  4,729

Cost of sales                      (942) (3,283)  (150)    (196)   (1,438)           3,533  (2,476)
Depreciation, depletion and
amortization                       (269)    (79)   (15)     (29)       (8)      (2)           (402)
Exploration, including dry holes    (97)                     (2)                               (99)
Selling, general and
administrative expenses             (21)   (193)   (13)     (23)     (100)    (103)           (453)
Research and development
expenses                            (17)    (11)    (1)                         (9)            (38)
                                 ------  ------  -----  -------  --------  -------  ------  ------
Cost and expenses                (1,346) (3,566)  (179)    (250)   (1,546)    (114)  3,533  (3,468)

Results of affiliated companies              (4)            (72)                               (76)
Debt expenses, net                  (93)     24    (19)      11         3      194             120
Employee benefit expense                                                      (151)           (151)
Other expenses, net                 (43)    (13)   (65)      22        (5)     (43)     14    (133)
                                 ------  ------  -----  -------  --------  -------  ------  ------

Income before income taxes
and minority interest               940     348    (46)     (32)       31     (114)   (106)  1,021

Income tax benefits (expense)      (323)   (123)    19      (16)      (10)      52      44    (357)
Minority interest                            (3)    (7)       1        (6)     (36)            (51)

                                 ------  ------  -----  -------  --------  -------  ------  ------
Net Income                          617     222    (34)     (47)       15      (98)    (62)    613
                                 ======  ======  =====  =======  ========  =======  ======  ======

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS

--------------------------------------------------------------------------------

                     Selected Balance Sheet Data by Segment

                                        ---------------------------------------------------------------------
                                                 Three-month period ended March 31, 2002
                                                               U.S.$ million
                                        ---------------------------------------------------------------------
                                        -------  ------- ------- ------- -------  -------- -------  ---------
                                                          GAS    INTERN.
                                          E&P     SUPPLY   &             DISTRIB.  CORPOR. ELIMIN.    TOTAL
                                                         ENERGY
                                        -------  ------- ------- ------- -------  -------- -------  ---------
CURRENT ASSETS                            1,702    4,524     645     562     983     6,256    (910)    13,762
                                        -------  ------- ------- ------- -------  -------- -------  ---------
Cash and cash equivalents                            577     102     135      23     5,608              6,445
Other current assets                      1,702    3,947     543     427     960       648    (910)     7,317

INVESTMENTS IN AFFILIATED
COMPANIES AND OTHER
INVESTMENTS                                   2      295      58      17      20       102       3        497

PROPERTY,PLANT AND
EQUIPMENT, NET                           12,704    4,164   1,471     996     331       260      (2)    19,924

NON CURRENT ASSETS                          339      256     646      85     178     1,910    (478)     2,936
                                        -------  ------- ------- ------- -------  -------- -------  ---------
Petroleum and Alcohol Account                                                           70                 70
Government securities held-to-maturity                 2                               210                212
Other assets                                339      254     646      85     178     1,630    (478)     2,654

TOTAL ASSETS                             14,747    9,239   2,820   1,660   1,512     8,528  (1,387)    37,119
                                        -------  ------- ------- ------- -------  -------- -------  ---------

                    Selected Data for International Segment

                                        ---------------------------------------------------------------------
                                                 Three-month period ended March 31, 2002

                                                               U.S.$ million

                                                               INTERNATIONAL
                                        ---------------------------------------------------------------------
                                        -------  ------- ------- -------  -------- -------  ---------
                                                          GAS
                                          E&P     SUPPLY   &     DISTRIB.  CORPOR. ELIMIN.    TOTAL
                                                         ENERGY
                                        -------  ------- ------- -------  -------- -------  ---------
INTERNATIONAL

ASSETS                                    1,022      296      54     149     207       (68)     1,660
                                        -------  ------- ------- -------  -------- -------  ---------
STATEMENT OF INCOME

Net Operating Revenues                       65      227       1      94              (130)       257
                                        -------  ------- ------- -------  -------- -------  ---------
Net Operating Revenues to third
parties                                      23      119       1      94                          237
Intersegment net operating
revenues                                     42      108                              (130)        20

                                        -------  ------- ------- -------  -------- -------  ---------
Net income                                   18        4              (8)      (61)               (47)
                                        =======  ======= ======= =======  ======== =======  =========

PETROBRAS S.A.                                   [LOGO] PETROLEO BRASILEIRO S.A.
                                                        PETROBRAS
--------------------------------------------------------------------------------



                     http://www.petrobras.com.br/ri/ingles
--------------------------------------------------------------------------------
Contacts:
 Petroleo Brasileiro S.A - PETROBRAS               THOMSON FINANCIAL/CARSON
 Investor Relations Department                     Isabel Vieira (New York)
 Luciana Bastos de Freitas Rachid - Executive      (212) 701-1823
 Manager                                           isabel.vieira@thomsonir.com
 E-mail: lrachid@petrobras.com.br                  Richard Marte (New York)
 Carlos Henrique Dumortout Castro - Manager        (212) 701-1812
 E-mail: carloshdc@petrobras.com.br                richard.marte@tfn.com
 Av. Republica do Chile, 65 - 4/th/ floor          Valter Faria (Brazil)
 20031-912 - Rio de Janeiro, RJ                     (11) 3848-0887 ext. 202
 (55-21) 2534-1510                                 valter.faria@thomsonir.com.br
================================================================================

[LOGO OF LISTED                 [LOGO OF PBR                  [LOGO OF PBRA
BOVESPA COMPANY]                LISTED NYSE]                  LISTED NYSE]

________________________________________________________________________________
This document may contain forecasts about future events. Such forecasts merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

Petroleo Brasileiro S.A. -
PETROBRAS and Subsidiaries

Consolidated Financial Information
As of March 31, 2002 and 2001 and
Report of Independent Accountants

Independent Accountants' Review Report

To the Board of Directors
and Stockholders of
Petroleo Brasileiro S.A. - PETROBRAS

We have reviewed the accompanying unaudited consolidated balance sheets of Petroleo Brasileiro S.A. - PETROBRAS and its subsidiaries at March 31, 2002 and the unaudited consolidated statements of income, of cash flows and of changes in stockholders' equity for the three-month periods ended March 31, 2002 and 2001. This financial information is the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001, for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Petroleo Brasileiro S.A. - PETROBRAS and its subsidiaries as of December 31, 2001, and the related consolidated statements of income, of cash flows and of changes in stockholders' equity for the year then ended (not presented herein), and in our report dated March 31, 2002, we expressed an unqualified opinion on those audited financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2001 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

As described in Note 8, PETROBRAS has been subject to significant Brazilian Federal Government regulations.


PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

May 6, 2002

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in millions of United States Dollars

                                                              March 31,     December 31,
Assets                                                             2002             2001
                                                            -----------    -------------
                                                            (Unaudited)
Current assets
    Cash and cash equivalents                                    6,445             7,360
    Accounts receivable, net                                     2,966             2,759
    Inventories                                                  2,622             2,399
    Deferred income tax                                            107               149
    Recoverable taxes                                              472               664
    Advances to suppliers                                          546               483
    Other current assets                                           604               512
                                                            ----------       ------------

                                                                13,762            14,326
                                                            ----------       -----------

Property, plant and equipment, net                              19,924            19,179
                                                            ----------       -----------

Investments in non-consolidated companies and
    other investments                                              497               499
                                                            ----------       -----------

Other assets
    Accounts receivable, net                                       205               212
    Advances to suppliers                                          420               403
    Petroleum and Alcohol Account - Receivable from
       Federal Government                                           70                81
    Government securities                                          697               665
    Unrecognized pension obligation                                164               187
    Restricted deposits for legal proceedings
       and guarantees                                              353               337
    Receivable from non-consolidated companies                     306               264
    Recoverable taxes                                              135               164
    Marketable securities                                          212               212
    Other assets                                                   374               335
                                                            ----------       -----------

                                                                 2,936             2,860
                                                            ----------       -----------

Total assets                                                    37,119            36,864
                                                            ==========       ===========

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars
(except number of shares)                                            (continued)

                                                                                      March 31,      December 31,
Liabilities and stockholders' equity                                                       2002              2001
                                                                                ---------------   ---------------
                                                                                    (Unaudited)
Current liabilities
    Trade accounts payable                                                                1,784             1,783
    Income taxes                                                                            174             1,044
    Taxes payable, other than income tax                                                  1,670             1,101
    Short-term debt                                                                         741             1,101
    Current portion of long-term debt                                                       761               940
    Current portion of project financings                                                 1,020               680
    Capital lease obligations                                                               291               298
    Employee postretirement benefits                                                        108               117
    Payroll and related charges                                                             347               333
    Dividends payable                                                                     1,004                93
    Accrued interest                                                                        103               104
    Other payables and accruals                                                             499               450
                                                                                ---------------   ---------------

                                                                                          8,502             8,044
                                                                                ---------------   ---------------
Long-term liabilities
    Employees postretirement benefits                                                     3,468             3,380
    Project financings                                                                    3,110             3,153
    Long-term debt                                                                        6,336             5,908
    Capital lease obligations                                                             1,865             1,930
    Deferred income taxes                                                                   742               717
    Other liabilities                                                                       324               406
                                                                                ---------------   ---------------

                                                                                         15,845            15,494
                                                                                ---------------   ---------------

Minority interest                                                                           116                79
                                                                                ---------------   ---------------

Commitments and contingencies  (Note 16)

Stockholders' equity
    Shares authorized and issued (Note 13)
       Preferred stock - 2002 and 2001 - 451,935,669 shares                               2,459             1,882
       Common stock - 2002 and 2001 - 634,168,418 shares                                  3,761             2,952
    Capital reserve - fiscal incentive                                                      131               128
    Accumulated other comprehensive income
       Cumulative translation adjustments                                               (12,085)          (11,854)
       Amounts not recognized as net periodic pension cost                               (1,864)           (1,867)
       Unrealized gain on available-for-sale securities                                      27                13
    Retained earnings
       Appropriated                                                                       5,457             6,869
       Unappropriated                                                                    14,770            15,124
                                                                                ---------------   ---------------

                                                                                         12,656            13,247
                                                                                ---------------   ---------------

Total liabilities and stockholders' equity                                               37,119            36,864
                                                                                ===============   ===============

The accompanying notes are an integral part of this interim consolidated financial information.

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Satements of Income
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

                                                                                                          Three-month period
                                                                                                             ended March 31,
                                                                                          ----------------------------------

                                                                                                     2002               2001
                                                                                          ---------------   ----------------
Sales of products and services                                                                      7,476              9,335
    Less:
       Value-added and other taxes on sales and services                                           (1,230)            (2,529)
       Specific parcel price - PPE (Note 8)                                                                             (252)
       CIDE (Note 8)                                                                               (1,517)
                                                                                          ---------------   ----------------

Net operating revenues                                                                              4,729              6,554
                                                                                          ---------------   ----------------

    Cost of sales (net of impact of government regulation of US$ (2),
       during 2001 (Note 8))                                                                        2,476              3,158
    Depreciation, depletion and amortization                                                          402                648
    Exploration, including exploratory dry holes                                                       99                 65
    Selling, general and administrative expenses (net of impact of
       Government regulation of US$ (1) and US$ (17), in 2002
           and 2001, respectively (Note 8))                                                           453                433
    Research and development expenses                                                                  38                 31
                                                                                          ---------------   ----------------

Total costs and expenses                                                                            3,468              4,335
                                                                                          ---------------   ----------------

    Equity in results of non-consolidated companies                                                   (76)                 1
    Financial income (including financial income on the Petroleum and
       Alcohol Account of US$ 3, during 2001 (Note 8))                                                287                411
    Financial expense                                                                                (212)              (191)
    Monetary and exchange variation on monetary assets and
       liabilities, net                                                                                45               (526)
    Employee benefit expense                                                                         (151)               (93)
    Other taxes                                                                                       (73)               (74)
    Other expenses, net                                                                               (60)              (214)
                                                                                          ---------------   ----------------

                                                                                                     (240)              (686)
                                                                                          ---------------   ----------------

Income before income taxes and minority interest                                                    1,021              1,533
                                                                                          ---------------   ----------------

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Income
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)                                                          (continued)

                                                                             Three-month period
                                                                                Ended March 31,
                                                                   ----------------------------
                                                                           2002            2001
                                                                   ------------    ------------

Income tax expense
    Current                                                                (334)           (338)
    Deferred                                                                (23)            (38)
                                                                   ------------    ------------

                                                                           (357)           (376)
                                                                   ------------    ------------

Minority interest in results of consolidated subsidiaries                   (51)             64
                                                                   ------------    ------------

Net income for the period                                                   613           1,221
                                                                   ============    ============

Net income applicable to each class of shares
    Common/ ADS                                                             358             710
    Preferred/ADS                                                           255             511
                                                                   ------------    ------------

    Net income for the period                                               613           1,221
                                                                   ============    ============

Basic and diluted earnings per share (Note 14)
    Common/ADS and Preferred/ADS                                           0.56            1.12
                                                                   ============    ============

Weighted average number of shares outstanding
    Common/ADS                                                      634,168,418     634,168,418
    Preferred/ADS                                                   451,935,669     451,935,669
                                                                   ============    ============

The accompanying notes are an integral part of this interim consolidated financial information.

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Cash Flows
Expressed in Millions of United States Dollars
(Unaudited)

                                                                        Three-month period
                                                                           ended March 31,
                                                                      --------------------

                                                                          2002        2001
                                                                      --------   ---------
Cash flows from operating activities
    Net income for the period                                              613       1,221
    Adjustments to reconcile net income to net cash
       provided by operating activities
       Depreciation, depletion and amortization                            444         610
       Loss on property, plant and equipment                                65         635
       Foreign exchange and monetary loss (gain)                            98         345
       Others                                                              147         (27)

    Decrease (increase) in assets
       Accounts receivable, net                                           (240)        363
       Petroleum and Alcohol Account                                        10         230
       Interest receivable on government securities                                    (59)
       Inventories                                                        (229)        (24)
       Advances to suppliers                                               (79)       (124)
       Insurance receivable                                                           (497)
       Others                                                               88        (234)

    Increase (decrease) in liabilities
       Trade accounts payable                                               25        (323)
       Payroll and related charges                                          14          73
       Taxes payable, other than income taxes                             (283)       (129)
       Employee postretirement benefits, net of unrecognized
           pension obligation                                               74          19
       Other liabilities                                                   (19)        399
                                                                      --------   ---------

Net cash provided by operating activities                                  728       2,478
                                                                      --------   ---------

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Cash Flows
Expressed in Millions of United States Dollars
(Unaudited)                                                          (continued)

                                                                         Three-month period
                                                                            ended March 31,
                                                                     ----------------------

                                                                          2002         2001
                                                                     ---------   ----------
Cash flows from investing activities
    Additions to property, plant and equipment                          (1,100)        (958)
    Others                                                                 (65)         (53)
                                                                     ---------   ----------

Net cash used in investing activities                                   (1,165)      (1,011)
                                                                     ---------   ----------

Cash flows from financing activities
    Short-term debt, net issuances and repayments                         (359)        (871)
    Proceeds from issuance of long term debt                               532          294
    Principal payments on long- term debt                                 (295)        (154)
    Project financings                                                     (56)         124
    Payment of lease obligations                                           (73)         (15)
    Dividends paid                                                        (141)
                                                                     ---------   ----------

Net cash used in financing activities                                     (392)        (622)
                                                                     ---------   ----------

Increase (decrease) in cash and cash equivalents                          (829)         845
Effect of exchange rate changes on cash and cash equivalents               (86)        (598)
Cash and cash equivalents at beginning of period                         7,360        5,826
                                                                     ---------   ----------

Cash and cash equivalents at end of period                               6,445        6,073
                                                                     =========   ==========

The accompanying notes are an integral part of this interim consolidated financial information.

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)

                                                                  Three-month period
                                                                     ended March 31,
                                                            ------------------------

                                                                   2002         2001
                                                            -----------   ----------
Preferred stock (Note 13)                                         2,459        1,882
                                                            -----------   ----------

Common stock (Note 13)                                            3,761        2,952
                                                            -----------   ----------
Capital reserve - fiscal incentive
    Balance January 1                                               128           37
    Transfer from (to) unappropriated
       retained earnings                                              3           (1)
                                                            -----------   ----------

    Balance March 31                                                131           36
                                                            -----------   ----------

Accumulated other comprehensive income

Cumulative translation adjustments
    Balance January 1                                           (11,854)      (9,159)
    Change in the period                                           (231)      (1,540)
                                                            -----------   ----------

    Balance March 31                                            (12,085)     (10,699)
                                                            -----------   ----------
Amounts not recognized as net periodic pension cost
    Balance January 1                                            (1,867)      (1,516)
    Decrease in additional minimum liability                          4          216
       Tax effect on above                                           (1)         (71)
                                                            -----------   ----------

       Balance March 31                                          (1,864)       1,371)
                                                            -----------   ----------

Petroleo Brasileiro S.A. - PETROBAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)                                                          (continued)



                                                                                     Three-month period
                                                                                        ended March 31,
                                                                        -------------------------------

                                                                                  2002             2001
                                                                        --------------     ------------
Unrecognized gains (losses) on available-for-sale securities
    Balance January 1                                                               13               65
    Unrealized gains (losses)                                                       20              (43)
    Tax effect on above                                                             (6)              14
                                                                        --------------     ------------

    Balance March 31                                                                27               36
                                                                        --------------     ------------

Appropriated retained earnings

    Legal reserve
       Balance at January 1                                                        768              648
       Transfer to unappropriated retained earnings                                 (1)             (62)
                                                                        --------------     ------------

       Balance at March 31                                                         767              586
                                                                        --------------     ------------

    Unrealized income reserve
       Balance at January 1                                                                       1,471
       Transfer to unappropriated retained earnings                                                (139)
                                                                        --------------     ------------

       Balance at March 31                                                                        1,332
                                                                        --------------     ------------

    Undistributed earnings reserve
       Balance at January 1                                                      5,886            3,648
       Capital increase                                                         (1,386)
       Transfer to unappropriated retained earnings                                (24)            (348)
                                                                        --------------     ------------

       Balance at March 31                                                       4,476            3,300
                                                                        --------------     ------------

Petroleo Brasileiro S.A. - PETROBAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)                                                          (continued)


                                                                                                         Three-month period
                                                                                                            ended March 31,
                                                                                            -------------------------------

                                                                                                      2002             2001
                                                                                            --------------     ------------
    Statutory reserve
       Balance at January 1                                                                            215              221
       Transfer to unappropriated
           retained earnings                                                                            (1)             (21)
                                                                                            --------------      -----------

       Balance at March 31                                                                             214              200
                                                                                            --------------     ------------

Total appropriated retained earnings                                                                 5,457            5,418
                                                                                            ==============     ============

Unappropriated retained earnings

    Balance at January 1                                                                            15,124           14,456
    Net income for the period                                                                          613            1,221
    Dividends (per share: 2001 - US$ 1.13 to common and preferred
       shares; 2000 - US$ 0.47 to common and preferred shares)                                        (989)          (1,231)
    Appropriation from reserves                                                                         22              571
                                                                                            --------------     ------------

    Balance at March 31                                                                             14,770           15,017
                                                                                            --------------     ------------

Total stockholders' equity                                                                          12,656           13,271
                                                                                            ==============     ============

Comprehensive income is comprised as follows:

    Net income for the period                                                                          613            1,221
    Cumulative translation adjustments                                                                (231)          (1,540)
    Amounts not recognized as net periodic pension cost                                                  3              145
    Unrealized gain (loss) on available-for-sale securities                                             14              (29)
                                                                                            --------------     ------------

    Total comprehensive income (loss)                                                                  399             (203)
                                                                                            ==============     ============

The accompanying notes are an integral part of this interim consolidated financial information.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

1    Basis of Financial Statement Preparation

     The accompanying unaudited consolidated financial information of Petroleo Brasileiro S.A. - PETROBRAS (the Company) has been prepared pursuant to the US generally accepted accounting standards (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). Although certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001 and the notes thereto.

     The consolidated financial information as of March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001, included in this report is unaudited. However, in management's opinion, such consolidated financial information reflects all normal recurring adjustments that are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

2    Recently Issued Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB") has recently issued the following Statements of Financial Accounting Standards ("SFAS"). The SFAS's issued in July 2001 were: SFAS No. 141, Business Combinations ("SFAS No. 141") and SFAS No. 142, Goodwill and Other Intangible Asset ("SFAS 142"). In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). In October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144") was also issued. SFAS No. 141, requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No.142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS 141 and 142 will not have a material impact on the financial position and results of operations of the Company.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

     SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

     SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long -Lived Assets and for Long - Lived Assets to be Disposed Of, and is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 143 and No. 144 and therefore, at this time cannot reasonably estimate the effect of these statements on its financial condition, result of operations and cash flows.

3    Reclassifications

     Certain prior period's amounts have been reclassified to conform with the current period's presentation. These reclassifications had no impact on the Company's net income or stockholders' equity.

4    Derivative Instruments, Hedging and Risk Management Activities

     The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company's executive officers.

     The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterpart to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparts to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

     The Company adopted SFAS 133 on January 1, 2001 and determined that all of its derivative financial instruments that had previously been treated as hedges will not qualify for hedge accounting under the new standard. The following summarizes the Company's current risk management activities:

(a)  Foreign Currency Risk Management

     The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company currently uses zero cost foreign exchange collars to implement this strategy.

     During 2001 the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company treats these instruments as non-hedge derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparty will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparty the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

     The Company realized a net loss for the three-month period ended March 31, 2002 associated with its zero cost foreign exchange collar contracts of US$ 76, which is comprised of market value losses (US$ 74) and payments made under the agreement (US$ 2).

(b)  Commodity Price Risk Management

     The Company is exposed to commodity price risks through the fluctuation of oil and oil product prices. The Company's commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts hedge anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period to reduce the Company's exposure to volatile commodity prices.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

     The Company's exposure on these contracts is limited to the differential on the volumes hedged between the contract value and the market value. Gains and losses on hedge transactions are recognized concurrently with gains and losses resulting from the underlying hedged transaction. During the first three months of 2002 and 2001 the Company carried out hedging activities on 34.9% and 23.1%, respectively, of its total traded volume, and recognized gains of US$ 27 and US$ 11, respectively.

(c)  Interest Rate Risk Management

     The Company's interest rate risk is a function of the Company's long-term debt and, to a lessor extent, short-term debt. The Company's foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company's floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

5    Monetary Variation and Transaction Gains and Losses

     The U.S. dollar amounts for the periods presented have been remeasured or translated from the Brazilian Reais amounts in accordance with SFAS 52 - Foreign Currency Translation ("SFAS 52") as applicable to entities operating in non-hyperinflationary economies. During the first three months of 2001 the Real devalued from US$ 1: R$ 1.9554 at December 31, 2000 to US$ 1: R$ 2.1616 at March 31, 2001. During the first three months of 2002 the Real fluctuated from US$ 1: R$ 2.3204 at December 31, 2001 to US$ 1: R$
     2.3236 at March 31, 2002.

     The impact of these exchange rate changes on the Company's monetary assets and liabilities net of monetary variation, was a gain of US$ 45 and a loss of US$ 526 for the three-month periods ended March 31, 2002 and 2001, respectively.

6    Income Taxes

     Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable for the periods presented are 25% for federal income tax and 8% for social contribution, respectively, which represent an aggregate rate of 33%.
                                      F-15

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

     Pursuant to a provisional measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and it was reduced to 9% for the period February 1, 2000 to December 31, 2002. The social contribution rate will become 8% again effective January 1, 2003. Because provisional measures are valid only for 30 days unless approved by the Congress, for purposes of application of SFAS 109 - Accounting for Income Taxes ("SFAS 109"), the enacted rate continues to be 8%. Therefore, this rate was used to calculate deferred taxes at March 31, 2002 and 2001.

     Substantially all of the Company's taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in this consolidated financial information.

                                                                                     Three-month period
                                                                                        ended March 31,
                                                                          -----------------------------

                                                                                  2002            2001
                                                                          ------------   -------------
     Income before income taxes and minority interest                            1,021           1,533
                                                                          ============   =============

     Tax expense at statutory rates                                               (347)           (521)
     Adjustments to derive effective tax rate:
         Non-deductible postretirement health-benefits                             (21)            (22)
         Tax benefit on interest on stockholders' equity                                           142
         Foreign income subject to different tax rates                             (28)            (20)
         Others                                                                     39              45
                                                                          ------------   -------------

     Income tax expense per consolidated
         statement of income                                                      (357)           (376)
                                                                          ============   =============

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

7    Inventories

     Inventories are comprised of the following:

                                                           March 31,           December 31,
                                                                2002                   2001
                                                  ------------------    -------------------
                                                         (Unaudited)
     Products
         Oil products                                          1,207                  1,088
         Fuel Alcohol                                            173                    186
                                                  ------------------    -------------------

                                                               1,380                  1,274

     Raw materials, mainly crude oil                             723                    583
     Materials and supplies                                      519                    542
                                                  ------------------    -------------------

                                                               2,622                  2,399
                                                  ==================    ===================

8    Petroleum and Alcohol Account - Receivable from Federal Government

     The Petroleum and Alcohol Account - Receivable from Federal Government (the Petroleum and Alcohol Account) has been used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on PETROBRAS. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index - TR, which was 0.55% for the three-month period ended March 31, 2002 and 0.35% for the three-month period ended March 31, 2001.

     As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account relating to the programs described in Note 2(i) to the December 31, 2001 consolidated financial statements, have been recognized in accordance with applicable law when the underlying transaction occurred. See table below for the activity in 2002.

      Petroleo Brasileiro S.A. - PETROBRAS
      and Subsidiaries

      Notes to Consolidated Financial Information
      Expressed in Millions of United States Dollars
      (except when specifically indicated)

      According to specific legislation applicable to the Petroleum and Alcohol Account until December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG).

      The net effect of these regulations on the income statement for the three-month periods ending March 31, 2002 and 2001 is summarized below:

                                                                                        Three-month period
                                                                                           ended March 31,
                                                                             ------------------------------

                                                                                      2002            2001
                                                                             -------------  --------------
      PPE collected                                                                     (6)           (252)
                                                                             =============  ==============

      Cost of sales - decrease in cost of sales due to
          commercialization of fuel alcohol                                                              2
                                                                            =============  ==============

      Selling, general and administrative expenses -
          transport of oil products                                                     (1)            (17)
                                                                             =============  ==============

      Financial income (financial income on the
          Petroleum and Alcohol Account)                                                                 3
                                                                             =============  ==============

     National Treasury Bonds Series H (NTN-H)

     On June 30, 1998, PETROBRAS and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of PETROBRAS to support the balance of the account. The value of the outstanding bonds at March 31, 2002 was US$ 66, at which time the balance of the Petroleum and Alcohol Account was US$
     70. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

     The Brazilian Government, upon PETROBRAS' consent, can effect the cancellation of all or a portion of the bonds' outstanding balance. The NTN-H will mature on June 30, 2003 and PETROBRAS, actually, has no other rights on those bonds; withdrawal or transfer are not allowed.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

     Certification by the Federal Government

     The Federal Government certified the balance of the Petroleum and Alcohol Account as of March 31, 1992. In September 1999 the Ministers of Finance, Agriculture and Internal Supply, and Mines and Energy created a Working Group to certify the balance of the Petroleum and Alcohol Account, relating to the period April 1, 1992 to June 30, 1998.

     In December 2000, the Working Group concluded its certification process on a portion of the activity for this period. The Working Group recommended and the Company agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106 during 2000 and US$ 405 during 2001.

     The movements in the Petroleum and Alcohol Account in the period July 1, 1998 to December 31, 2001, will be subject to audits by the National Petroleum Agency - ANP, during the first semester of 2002, and the results of the audit will be the basis for the settlement of the account with the Federal Government, which should be concluded by June 30, 2002, unless extended, in accordance with Provisional Measure No. 18 of December 28, 2001.

     Since the Company has implemented all recommendations made by the Working Group to the accounting for the Petroleum and Alcohol Account for the period from July 1, 1998 to December 31, 2001, the Company does not expect significant adjustments from the ANP audit of this period.

     Liberation of the Brazilian fuel market

     In accordance with laws No. 9,478 (Oil Law), No. 9,990 and No. 10,336, effective August 6, 1997, July 21, 2001 and December 19, 2001, respectively, the Brazilian fuel market was entirely liberated on January 1, 2002. As part of this action:

     . the Brazilian government deregulated sales prices for oil and oil products, and, as a consequence, realization prices and the PPE were eliminated; and

     . the Contribution of the Economic Domain (Contribuicao de Intervencao do Dominio Economico - CIDE) was established, a per-transaction payment to the Brazilian government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on volume.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

     Consequently, beginning in 2002 the Petroleum and Alcohol Account cannot be used to reimburse expenses related with the supply of oil products and fuel alcohol to PETROBRAS and third parties, incurred after December 31, 2001.

     Law number 10,453, of May 13, 2002, article 7, authorized the National Petroleum Agency - ANP to order the settlement of amounts due to and from PETROBRAS arising from entries in the Petroleum and Alcohol Account covered in the relevant legislation and arising from events prior to December 31, 2001 as well as the settlement of debits relating to the program for equalizing the costs of sugarcane production in the North-East Region.

     The following summarizes the changes in the Petroleum and Alcohol Account for the period ended March 31, 2002:

                                                                                              Three-month
                                                                                             period ended
                                                                                           March 31, 2002
                                                                                      -------------------
                                                                                              (Unaudited)
     Opening balance                                                                                   81
                                                                                      -------------------
     Advances (collections):
         PPE                                                                                           (6)
                                                                                      -------------------
     Reimbursements to third parties:
         Subsidies paid to fuel alcohol producers                                                       9
         Costs reimbursed to distributors for transport of oil products                               (13)
                                                                                      -------------------

         Total reimbursements to third parties                                                         (4)
                                                                                      -------------------

     Reimbursements to PETROBRAS - Transport of oil products                                           (1)
                                                                                      -------------------

         Total reimbursements to PETROBRAS                                                             (1)
                                                                                      -------------------

     Total reimbursements                                                                              (5)
                                                                                      -------------------

     Ending balance                                                                                    70
                                                                                      ===================

     Petroleo Brasileiro S.A. - PETROBAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

9    Financing

(a)  Short-term debt

     The Company's short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

                                                     March 31,     December 31,
                                                         2002             2001
                                                    ----------     -----------

     Import - Oil and equipment                            465             352
     Working capital                                       276             749
                                                    ----------     -----------

                                                           741           1,101
                                                    ==========     ===========

(b)  Long-term debt

     . Composition

                                                     March 31,     December 31,
                                                         2002             2001
                                                    ----------     -----------

     Foreign currency
       Financial institutions                            1,814           1,861
       Suppliers' credits                                1,197           1,377
       Notes                                             2,222           1,733
       Securitization of receivables                       900             900
                                                    ----------     -----------

                                                         6,133           5,871
                                                    ----------     -----------
     Local currency
       Debentures (related party)                          278             276
       BNDES (related party)                               641             657
       Others                                               45              44
                                                    ----------     -----------

                                                           964             977
                                                    ----------     -----------

                                                         7,097           6,848
     Current portion of long-term debt                    (761)           (940)
                                                    ----------     -----------

                                                         6,336           5,908
                                                    ==========     ===========

Petroleo Brasileiro S.A. - PETROBAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)


..  Composition of foreign currency debt by currency

                                                       March 31,    December 31,
                                                           2002            2001
                                                      ---------     -----------
Currencies
   United States dollars                                  5,122           4,808
   Japanese Yen                                             751             788
   Sterling Pound                                             2               4
   Euro (*)                                                 258             271
                                                      ---------     -----------

                                                          6,133           5,871
                                                      =========     ===========

(*) The currencies French Franc, Italian Lira and Austrian Schilling were replaced by the Euro at February 28, 2002.

..  Maturities of the principal of long-term debt

The long-term portion at March 31, 2002 becomes due in the following years:

2003                                                                        642
2004                                                                        584
2005                                                                        370
2006                                                                        770
2007 and thereafter                                                       3,970
                                                                     ----------

                                                                          6,336
                                                                     ==========

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)


     .  Composition of long-term debt by annual interest rate

     Interest rates on long-term debt were as follows:

                                                  March 31,   December 31,
                                                       2002           2001
                                                -----------  -------------
     Foreign currency
       6% or less                                     1,878          1,890
       Over 6% to 8%                                  1,670          1,755
       Over 8% to 10%                                 2,394          2,074
       Over 10% to 15%                                  191            152
                                                -----------  -------------

                                                      6,133          5,871
                                                -----------  -------------
     Local currency
       6% or less                                       529            537
       Over 6% to 8%                                    411            411
       Over 8% to 10%                                    11             13
       Over 10% to 15%                                   13             16
                                                -----------  -------------

                                                        964            977
                                                -----------  -------------

                                                      7,097          6,848
                                                ===========  =============

     On February 4, 2002, the Company, through its wholly - owned subsidiary, PIFCO, completed an offering of US$ 400,000 9 1/8% Senior Notes due February 2007. On February 21, 2002, the Company also issued, through PIFCO, additional Senior Notes of US$ 100,000 with the same terms and maturities as the notes issued on February 4, 2002. The Company used these proceeds principally to finance the purchase of oil imports and to repay short-term indebtedness.

10   Project Financings

     Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company's exploration and production and related projects. The following summarizes the nature of the projects in progress at March 31, 2002 and December 31, 2001.

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)

The Company's arrangements related to these projects are considered leasing transactions. PETROBRAS' responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies' debt and return on equity payments. At the end of each financing project, the Company will have the ability to purchase the leased or transferred assets from the special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company's continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property plant and equipment and the related obligation as a component of project financing.

                                                    March 31,    December 31,
                                                         2002            2001
                                                 ------------   -------------

Marlim                                                    718             713
Nova Marlim                                               971             933
Barracuda/Caratinga                                     1,011             773
Espadarte/Voador/Marimba (EVM)                            498             498
Cabiunas                                                  569             529
Albacora                                                  277             303
Pargo, Carapeba, Garoupa and Cherne (PCGC)                 86              84
                                                 ------------   -------------

                                                        4,130           3,833
Current portion of project financings                  (1,020)           (680)
                                                 ------------   -------------

                                                        3,110           3,153
                                                 ============   =============

At March 31, 2002, the long-term portion of project finance becomes due in the followings years:

2003                                                                       321
2004                                                                       446
2005                                                                       637
2006                                                                       569
2007 and thereafter                                                      1,137
                                                                      --------

                                                                         3,110
                                                                      ========

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)


     As of March 31, 2002 the amounts of commitments assumed rose from structured projects that will be reflected in future financial statements are presented as follows:

     Cabiunas                                                                340
     Barracuda/Caratinga                                                   1,291
     Espadarte/Voador/Marimba (EVM)                                           91
     Albacora                                                                 43
     Pargo, Carapeba, Garoupa and Cherne (PCGC)                               32
                                                                         -------

                                                                           1,797
                                                                         =======

11   Capital Leases

     The Company leases certain offshore platforms, which are accounted for as capital leases. At March 31, 2002, these assets had a net book value of US$ 1,847 (US$ 1,886 at December 31, 2001).

     The following is a schedule by year of the future minimum lease payments at March 31, 2002 and December 31, 2001:
                                                                      March 31,
                                                                           2002
                                                                     ----------

     2002                                                                   287
     2003                                                                   385
     2004                                                                   368
     2005                                                                   320
     2006                                                                   266
     Thereafter                                                           1,117
                                                                     ----------
     Estimated future lease payments                                      2,743

     Less amount representing interest at 6.187% to 11.0%                  (573)
     Less amount representing executory costs                               (14)
                                                                     ----------

     Present value of minimum lease payments                              2,156

     Less current portion                                                  (291)
                                                                     ----------

     Long-term portion                                                    1,865
                                                                     ==========

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

12   Pension Plan

     In May 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution formula for programmable benefits and a defined benefit formula for risk benefits.

     The new plan, PETROBRAS VIDA, was also approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Secretariat (SPC) in October 2001, and was ratified by PETROBRAS' Board of Directors.

     The migration process of participants in the current plan to PETROBRAS VIDA is currently temporarily suspended as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002.

     Therefore the impact of migration to the new plan will only be computed and recognized in the accounts in accordance with the requirements of SFAS 88 - " Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", when the issues being litigated have been resolved and the migration process finalized.

     The determination of the expense and liability relating to the PETROBRAS pension plan involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life, spans of participants.

     PETROBRAS and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. In the event the rate of return offered by these securities is deemed to be consistent with the requirements of SFAS No. 87, and subsequent interpretations, for measurement of defined benefit obligations, PETROBRAS may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

13   Stockholders' equity

     The Company's subscribed and fully paid-in capital at March 31, 2002 and December 31, 2001 consisted of 634,168,418 common shares and 451,935,669 preferred shares.

     At the Extraordinary Stockholders' Meeting, held jointly with the Stockholders' General Meeting on March 22, 2002, the increase of the Company's capital stock from US$ 4,834 to US$ 6,220 was ratified. This was done by partial capitalization of the Undistributed Earnings Reserve, without issuing new shares.

     The stockholders also approved amendments to the Company's Bylaws, for the purpose of adjusting them to the modifications introduced by Law No 10303, dated October 31, 2001, in addition to introducing changes aimed at improving corporate governance practices and bringing them into line with the requirements of Level 2, created by the Sao Paulo Stock Exchange - BOVESPA. The principal changes introduced by the amended Bylaws include a requirement that preferred shares have priority in the case of reimbursement of capital and the receipt of dividends, to a minimum of 3% (three percent) of the book value of the stock, or 5% (five percent) calculated on the portion of capital corresponding to this type of share, a criterion that had been established previously, the higher value prevailing, and participating on an equal basis with common shares in capital increases resulting from the capitalization of reserves and income.

     On February 27, 2002, PETROBRAS made available to tax-exempt shareholders the supplementary dividend for the 1998, 1999 and 2000 financial years, in the amount of US$ 123 million, identical to the amount added to the dividend on account of compensation for withholding tax on the payment of interest on equity allocated to taxpaying shareholders in those financial years, as a result of interpretation of CVM Ruling No. 207/96, which establishes that interest paid or credited may only be allocated to the minimum compulsory dividend at the amount net of withholding tax.

     The dividends for the 2001 financial year approved at the Stockholders' General Meeting held on March 22, 2002, in the amount of US$ 989 million (net of the interim dividend distributed on August 22, 2001) were made available to shareholders on May 3, 2002, duly restated according to the variation in the SELIC rate (from January 1 through May 3, 2002).

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)

14   Basic and Diluted Earnings per Share

     Basic and diluted earnings per share amounts have been calculated as follows:

                                                                                                Three-month period
                                                                                                   ended March 31,
                                                                               -----------------------------------

                                                                                            2002              2001
                                                                               ----------------- -----------------
    Net income for the period                                                                613             1,221

     Less priority preferred share dividends                                                (117)             (125)

     Less common shares dividends, up to the priority preferred
         shares dividends on a per-share  basis                                             (164)             (176)
                                                                               ----------------- -----------------

     Remaining net income to be equally allocated to
         common and preferred shares                                                         332               920
                                                                               ================= =================

     Weighted average number of shares outstanding
           Common/ADS                                                                634,168,418       634,168,418
           Preferred/ADS                                                             451,935,669       451,935,669
                                                                               ================= =================

     Basic and diluted earnings per share
           Common and Preferred                                                             0.56              1.12

    Petroleo Brasileiro S.A. - PETROBRAS
    and Subsidiaries

    Notes to Consolidated Financial Information
    Expressed in Millions of United States Dollars
    (except when specifically indicated)

15  Segment Information

    The following presents the Company's assets by segment. Prior year segment information has been restated to the extent possible as noted below.

                                                                                             Three-month period ended March 31, 2002
                                       ---------------------------------------------------------------------------------------------

                                        Exploration                    International
                                                and           Gas and  (see separate
                                         Production   Supply   Energy    disclosure)  Distribution  Corporate  Eliminations    Total
                                       ------------ -------- -------- -------------- ------------- ---------- -------------  -------
    Current assets                            1,702    4,524      645            562           983      6,256          (910)  13,762
                                       ------------  -------  ------- -------------- -------------  --------- -------------  -------

      Cash and cash equivalents                          577      102            135            23      5,608                  6,445
      Other current assets                    1,702    3,947      543            427           960        648          (910)   7,317

    Investments in non-consolidated
      companies and other investments             2      295       58             17            20        102             3      497
                                       ------------  -------  ------- -------------- -------------  --------- -------------  -------

    Property, plant and equipment,
      net                                    12,704    4,164    1,471            996           331        260            (2)  19,924
                                       ------------  -------  ------- -------------- -------------  --------- -------------  -------

    Non current assets                          339      256      646             85           178      1,910          (478)   2,936
                                       ------------  -------  ------- -------------- -------------  --------- -------------  -------

      Petroleum and Alcohol Account                                                                        70                     70
      Government securities                                2                                              210                    212
      Other assets                              339      254      646             85           178      1,630          (478)   2,654
                                       ------------  -------  ------- -------------- -------------  --------- -------------  -------

    Total assets                             14,747    9,239    2,820          1,660         1,512      8,528        (1,387)  37,119
                                       ============  =======  ======= ============== =============  ========= =============  =======

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)

                                                                                      Three-month period ended March 31, 2002
                                                  ----------------------------------------------------------------------------

                                                                                                                 International
                                                  ----------------------------------------------------------------------------

                                                  Exploration
                                                          and          Gas and
                                                   Production  Supply   Energy  Distribution Corporate   Eliminations    Total
                                                  -----------  ------  -------  ------------ ---------   -------------   -----
Current assets                                            212     140       31            90       157            (68)     562
                                                  -----------  ------  -------  ------------ ---------   -------------   -----

Cash and cash equivalents                                  53      14        1            16        51                     135
Other current assets                                      159     126       30            74       106            (68)     427

Investments in affiliated companies and other
    investments                                            11                4             2                                17
                                                  -----------  ------  -------  ------------ ---------   -------------   -----

Property, plant and equipment, net                        787     152        4            51         2                     996
                                                  -----------  ------  -------  ------------ ---------   -------------   -----

Non current assets                                         12       4       15             6        48                      85
                                                  -----------  ------  -------  ------------ ---------   -------------   -----

Petroleum and Alcohol Account
Government securities held-to-maturity
Other assets                                               12       4       15             6        48                      85
                                                  -----------  ------  -------  ------------ ---------   -------------   -----

Total assets                                            1,022     296       54           149       207            (68)   1,660
                                                  ===========  ======  =======  ============ =========   =============   =====

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries


Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specificially indicated)

The following presents the Company's assets by segment. Prior year segment information has been restated to the extent possible as noted below.

                                                                        Year Ended December 31, 2001
                                       -------------------------------------------------------------------------------------------
                                       Exploration                  International
                                               and         Gas and  (see separate
                                        production  Supply  energy     disclosure)  Distribution Corporate   Eliminations    Total
                                       -----------  ------  ------  --------------  ------------ ---------   ------------   ------
Current assets                               1,529   4,125     604             566         1,002     7,425           (925)  14,326
                                       -----------  ------  ------  --------------  ------------ ---------   ------------   ------

    Cash and cash equivalents                          553      60             145            30     6,572                   7,360
    Other current assets                     1,529   3,572     544             421           972       853           (925)   6,966

Investments in non-consolidated
    companies and other investments              5     281      52              36            22       103                     499
                                       -----------  ------  ------  --------------  ------------ ---------   ------------   ------

Property, plant and equipment, net          12,133   4,026   1,373           1,080           309       258                  19,179
                                       -----------  ------  ------  --------------  ------------ ---------   ------------   ------

Non current assets                             325     250     637              33           192     2,099           (676)   2,860
                                       -----------  ------  ------  --------------  ------------ ---------   ------------   ------
    Petroleum and Alcohol Account                                                                       81                      81
    Government securities                                3                                             209                     212
    Other assets                               325     247     637              33           192     1,809           (676)   2,567
                                       -----------  ------  ------  --------------  ------------ ---------   ------------   ------

Total assets                                13,992   8,682   2,666           1,715         1,525     9,885         (1,601)  36,864
                                       ===========  ======  ======  ==============  ============ =========   ============   ======

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries


Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specificially indicated)

                                                                                                        Year ended December 31, 2001
                                          ------------------------------------------------------------------------------------------
                                                                                                                       International
                                          ------------------------------------------------------------------------------------------
                                          Exploration
                                                  and              Gas and
                                           Production   Supply      Energy     Distribution    Corporate     Eliminations      Total
                                          ----------- --------  ----------  ---------------  -----------  ---------------  ---------
Current assets                                    215      170           6              124           84              (33)       566
                                          ----------- --------  ----------  ---------------  -----------  ---------------  ---------
    Cash and cash equivalents                      72       30                           11           32                         145
    Other current assets                          143      140           6              113           52              (33)       421

Investments in non-consolidated companies
    and other investments                           5       25           3                3                                       36
                                          ----------- --------  ----------  ---------------  -----------  ---------------  ---------

Property, plant and equipment, net                766      217           3               93            1                       1,080
                                          ----------- --------  ----------  ---------------  -----------  ---------------  ---------

Non current assets                                 11       11           1                8            2                          33
                                          ----------- --------  ----------  ---------------  -----------  ---------------  ---------

    Petroleum and Alcohol Account
    Government securities
    Other assets                                   11       11           1                8            2                          33
                                          ----------- --------  ----------  ---------------  -----------  ---------------  ---------

Total assets                                      997      423          13              228           87              (33)     1,715
                                          =========== ========  ==========  ===============  ===========  ===============  =========

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)


                                               --------------------------------------------------------------------------------

                                                Exploration                                  International
                                                        and                     Gas and      (see separate
                                                 production        Supply        energy        disclosure)        Distribution
                                               ------------   -----------    ----------     --------------     ---------------
Net operating revenues to third parties                 132         2,639           172                237               1,549
Intersegment net operating revenues                   2,290         1,268            45                 20                  30
                                               ------------   -----------    ----------     --------------     ---------------

Net operating revenues                                2,422         3,907           217                257               1,579

Cost of sales                                          (942)       (3,283)         (150)              (196)             (1,438)
Depreciation, depletion and amortization               (269)          (79)          (15)               (29)                 (8)
Exploration, including exploratory
    dry holes and impairment                            (97)                                            (2)
Selling, general and administrative
    expenses                                            (21)         (193)          (13)               (23)               (100)
Research and development expenses                       (17)          (11)           (1)
                                               ------------   -----------    ----------     --------------     ---------------

Costs and expenses                                   (1,346)       (3,566)         (179)              (250)             (1,546)

Results of non-consolidated companies                                  (4)                             (72)
Debt expenses, net                                      (93)           24           (19)                11                   3
Employee benefit expense                                               (1)
Other expenses, net                                     (43)          (13)          (65)                22                  (5)
                                               ------------   -----------    ----------     --------------     ---------------

Income before income taxes and
    minority interest                                   940           348           (46)               (32)                 31

Income tax benefits (expense)                          (323)         (123)           19                (16)                (10)

Minority interest                                                      (3)           (7)                 1                  (6)
                                               ------------   -----------    ----------     --------------     ---------------

Net income (loss)                                       617           222           (34)               (47)                 15
                                               ============   ===========    ==========     ==============     ===============

                                                 Three-month period ended March 31, 2002
                                               -----------------------------------------


                                                Corporate    Eliminations          Total
                                               ----------    ------------    -----------
Net operating revenues to third parties                                            4,729
Intersegment net operating revenues                                (3,653)
                                               ----------     -----------    -----------
Net operating revenues                                              3,653)         4,729

Cost of sales                                                       3,533         (2,476)
Depreciation, depletion and amortization               (2)                          (402)
Exploration, including exploratory
    dry holes and impairment                                                         (99)
Selling, general and administrative
    expenses                                         (103)                          (453)
Research and development expenses                      (9)                           (38)
                                               ----------     -----------    -----------

Costs and expenses                                   (114)          3,533         (3,468)

Results of non-consolidated companies                                                (76)
Debt expenses, net                                    194                            120
Employee benefit expense                             (151)                          (151)
Other expenses, net                                   (43)             14           (133)

Income before income taxes and
    minority interest                                (114)           (106)         1,021

Income tax benefits (expense)                          52              44           (357)

Minority interest                                     (36)                           (51)
                                               ----------     -----------    -----------

Net income (loss)                                     (98)            (62)           613
                                               ==========     ===========    ===========

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries


Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specificially indicated)


Revenues and net income by segment are presented as follows:

                                                                                             Three-month period ended March 31, 2002
                                         -------------------------------------------------------------------------------------------

                                                                                                                       International
                                         -------------------------------------------------------------------------------------------
                                         Exploration
                                                 and              Gas and
                                          Production   Supply      Energy     Distribution    Corporate      Eliminations      Total
                                         ----------- --------  ----------  ---------------  -----------   ---------------  ---------
Net operating revenues to third parties       23          119          1           94                                           237
Intersegment net operating revenues           42          108                                                    (130)           20
                                         -------     --------  ---------   ----------       -----------   -----------      --------

Net operating revenues                        65          227          1           94                            (130)          257

Cost of sales                                (18)        (210)        (1)         (97)                            130          (196)
Depreciation, depletion and
    amortization                             (23)          (4)                     (2)                                          (29)
Exploration, including
    exploratory dry holes                     (2)                                                                                (2)
Selling, general and administrative
    expenses                                  (7)          (2)                     (6)               (8)                        (23)
Research and development expenses
                                         -------     --------  ---------   ----------       -----------   -----------      --------

Costs and expenses                           (50)        (216)        (1)        (105)               (8)          130          (250)

Results of affiliated companies                                                                     (72)                        (72)
Debt expenses, net                            10           (6)                                        7                          11
Employee benefit expense
Other expenses, net                            2                                   (1)               21                          22
                                         -------     --------  ---------   ----------       -----------   -----------      --------

Income before income taxes and
    minority interest                         27            5                     (12)              (52)                        (32)

Income tax benefits (expense)                 (8)          (2)                      4               (10)                        (16)

Minority interest                             (1)           1                                         1                           1
                                         -------     --------  ---------   ----------       -----------   -----------      --------

Net income (loss)                             18            4                      (8)              (61)                        (47)
                                         =======     ========  =========   ==========       ===========   ===========      ========

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)

                                                    ----------------------------------------------------------------------

                                                          Exploration                                        International
                                                                  and                             Gas and    (see separate
                                                           production             Supply           Energy      disclosure)
                                                    -----------------    ---------------   --------------   --------------
Net operating revenues to third parties                            11              4,400              154              213
Intersegment net operating revenues                             2,867              1,383               38
                                                    -----------------    ---------------   --------------   --------------

Net operating revenues                                          2,878              5,783              192              213

Cost of sales                                                  (1,184)            (4,708)            (126)            (123)
Depreciation, depletion and amortization                         (473)              (115)             (17)             (24)
Exploration, including exploratory
    dry holes and impairment                                      (60)                                                  (5)
Selling, general and administrative
    expenses                                                      (24)              (174)             (20)             (12)
Research and development expenses                                 (12)                (9)
                                                    -----------------   ----------------   --------------   --------------

Costs and expenses                                             (1,753)            (5,006)            (163)            (164)

Results of non-consolidated companies                                                  3
Debt expenses, net                                               (179)              (113)            (147)               1
Employee benefit expense
Other expenses, net                                              (206)                (2)              (6)              (8)
                                                    -----------------   ----------------   --------------   --------------

Income before income taxes and
    minority interest                                             740                665             (124)              42

Income tax benefits (expense)                                    (165)              (227)              (6)             (24)

Minority interest                                                                                      70
                                                    -----------------   ----------------   --------------   --------------

Net income (loss)                                                 575                438              (60)              18
                                                    =================   ================   ==============   ==============


                                                                             Three-month period ended March 31, 2001
                                                    ----------------------------------------------------------------


                                                        Distribution       Corporate     Eliminations          Total
                                                    ----------------   -------------   --------------    -----------
Net operating revenues to third parties                        1,776                                           6,554
Intersegment net operating revenues                               18                           (4,306)
                                                    ----------------   -------------   --------------    -----------

Net operating revenues                                         1,794                           (4,306)         6,554

Cost of sales                                                 (1,643)                           4,626         (3,158)
Depreciation, depletion and amortization                          (8)            (11)                           (648)
Exploration, including exploratory
    dry holes and impairment                                                                                     (65)
Selling, general and administrative
    expenses                                                     (92)           (111)                           (433)
Research and development expenses                                                (10)                            (31)
                                                    ----------------   -------------   --------------    -----------

Costs and expenses                                            (1,743)           (132)           4,626         (4,335)

Results of non-consolidated companies                             (2)                                              1
Debt expenses, net                                                 1             144              (13)          (306)
Employee benefit expense                                                         (93)                            (93)
Other expenses, net                                              (18)            (48)                           (288)
                                                    ----------------   -------------   --------------    -----------

Income before income taxes and
    minority interest                                             32            (129)             307          1,533

Income tax benefits (expense)                                    (10)            144              (88)          (376)

Minority interest                                                 (6)                                            (64)
                                                    ----------------   -------------   --------------    -----------

Net income (loss)                                                 16              15              219          1,221
                                                    ================   =============   ==============    ===========

Petroleo Brasileiro S.A. - PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)

                                                                                          Three-month period ended March 31, 2001
                                                                                   ----------------------------------------------

                                                                                                                    International
                                                                                   ----------------------------------------------

                                          Exploration
                                                  and              Gas and
                                           Production     Supply    Energy  Distribution   Corporate    Eliminations        Total
                                         ------------- ---------- --------- ------------ ----------- --------------- ------------

Net operating revenues to third parties            62        151                                                              213
Intersegment net operating revenues                44                                                           (44)            -
                                         ------------- ---------- --------- ------------ ----------- --------------- ------------
                                                  106        151                                                (44)          213
Net operating revenues

Cost of sales                                     (22)      (145)                                                44          (123)
Depreciation, depletion and
    amortization                                  (23)        (1)                                                             (24)
Exploration, including
    exploratory dry holes                          (5)                                                                         (5)
Selling, general and administrative
    expenses                                       (9)        (1)                                (2)                          (12)
Research and development expenses
                                         ------------- ---------- --------- ------------ ----------- --------------- ------------

Costs and expenses                                (59)      (147)                                (2)             44          (164)

Results of affiliated companies
Debt expenses, net                                  1                                                                           1
Employee benefit expense
Other expenses, net                                 2         (2)                                (8)                           (8)
                                         ------------- ---------- --------- ------------ ----------- --------------- ------------

Income before income taxes and
    minority interest                              50          2                                (10)                           42

Income tax benefits (expense)                     (24)                                                                        (24)

Minority interest                        ------------- ---------- --------- ------------ ----------- --------------- ------------

Net income (loss)                                  26          2                                (10)                           18
                                         ============= ========== ========= ============ =========== =============== ============

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries


     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)


     Capital expenditures by segment were as follows:

                                           Capital expenditures as March 31,
                                           ---------------------------------

                                                   2002                2001
                                           -------------     ---------------

     Exploration and production                     711                 748
     Supply                                         165                  92
     Gas and energy                                  81                  27
     International
         Exploration and production                  63                  36
         Supply                                       2                   1
         Gas and energy                               1
     Distribution                                    29                  17
     Corporate                                       48                  37
                                           -------------     ---------------

                                                  1,100                 958
                                           =============     ===============

16   Commitments and Contingencies

     PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, the continued deregulation of the Brazilian petroleum industry, forced divestiture of assets, imports and exports, price controls, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)


(a)  Litigation

     The Company is a defendant in numerous legal actions arising in the normal course of its business. Based on the advice of its internal legal counsel and management's best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

                                         March 31,           December 31,
                                              2002                   2001
                                    ---------------    -------------------

     Labor claims                                8                      9
     Tax claims                                  8                     10
     Civil claims                               70                     81
                                    ---------------    -------------------

                                                86                    100
                                    ===============    ===================

     On May 28, 1981, Kallium Mineracao S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the federal court of the State of Rio de Janeiro seeking approximately US$ 450 in alleged damages and lost profits relating to Petromisa's rescission of a contract to develop a potassium salt mine. The plaintiff's claims are based on its alleged investment in the development of the project and related loss of expected profits. PETROBRAS has been brought into the lawsuit because of its relationship with Petromisa. However, Petromisa was statutorily dissolved by the Federal Government as part of a privatization program and, under Brazilian law, all of its obligations should have been transferred to the Federal Government. Therefore, PETROBRAS maintains that any indemnity payable by the dissolved subsidiary should be borne by the Federal Government, rather than by PETROBRAS. Accordingly, the Federal Government has been brought into the lawsuit as a party to the litigation. On August 10, 1999, the trial judge dismissed most of the plaintiff's claims, and ordered PETROBRAS to indemnify the plaintiff only with respect to its preliminary research expenses. Once the amount of the award is determined, an additional amount equal to ten percent (10%) of the award in respect of attorney's fees will be added. There has been no condemnation as to the lost profits, as requested by the

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)


     plaintiff. The total amount eventually payable would be adjusted for inflation and would bear interest at a per annum rate of 6%, which would be applied from the date of the commencement of the action. In September 1999, both parties to the lawsuit appealed to the federal appeals court in the State of Rio de Janeiro. Both appeals are still pending. Based upon the opinion of its internal legal counsel, management does not consider the risk of loss to be probable and, accordingly, has not recorded an accrual for this contingency.

     On August 8, 1993, Industria Bahiana de Adubos, Importacao e Exportacao Ltda. filed a lawsuit against the Company in the state court of Bahia claiming approximately US$ 129 in damages. The claim is based upon PETROBRAS' refusal to sell fertilizers to the plaintiff due to the plaintiff's payment default under prior contracts with PETROBRAS. The plaintiff claims that such a refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, the Company appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a request for clarification (embargos de declaracao) with the court; however, on September 26, 1998, the court upheld its decision. On August 31, 1999, the plaintiff appealed (recurso especial) to the Brazilian Superior Court of Justice (Superior Tribunal de Justica). Based on the willingness of the Brazilian Superior Court of Justice to hear the plaintiff's appeal, management considers the risk of loss with respect to this lawsuit to be reasonably possible. However as of March 31, 2002, management has not recorded an accrual based on the lack of available information through this date.

     PETROBRAS was sued by several oil product distributors alleging that PETROBRAS does not pass on to state governments the Value-added Tax on Sales and Services (ICMS) retained by PETROBRAS for interstate sales of naphtha. The Company believes these amounts represent valid state value added tax credits, which the Company may claim when paying state value-added tax charged on certain intrastate transactions. These suits were filed in the states of Goias, Tocantins, Bahia, Para, Maranhao and in the Federal District.

     At March 31,2002 and December 31, 2001, in accordance with Brazilian law, the Company had paid US$ 353 and US$ 337 into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

     Petroleo Brasileiro S.A. - PETROBRAS
     and Subsidiaries

     Notes to Consolidated Financial Information
     Expressed in Millions of United States Dollars
     (except when specifically indicated)


(b)  Environmental matters

     The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

     On February 21, 2002, a Brazilian court published a ruling in favor of the Rio de Janeiro State Federation of Fishermen in their lawsuit against the Company stemming from the oil spill that occurred on January 18, 2000 in the Guanabara Bay. The Federation of Fishermen initially requested damages for a variety of claims, including consequential damages and the infliction of emotional distress, in the amount of approximately US$ 224. The judge, however, refused to award the amount claimed and specified that proof of actual damages must be provided to the court. Proof of actual damages inflicted on the fishermen is pending, however, the Company believes that the amounts ultimately paid by the Company will be immaterial.

                                    *  *  *

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Petroleo Brasileiro S.A. - PETROBRAS
                                 (Registrant)


Date: July 1, 2002           By:  /s/ Luciana Bastos de Freitas Rachid
                               ----------------------------------------------
                                Name:  Luciana Bastos de Freitas Rachid
                                Title: Executive Manager of Investor Relations